Exhibit 3

BIOLINERX LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on August 2, 2023)

The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Mali Ze’evi and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on August 7, 2023 at 3:00 p.m. (Israel time), and all adjournments and postponements thereof.

NOTES:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

Annual General Meeting of Shareholders of

BIOLINERX LTD.

to be held on August 7, 2023
For Holders as of June 30, 2023

 MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. EST on August 2, 2023.

To view the notice and proxy statement, please visit:

PROXY TABULATOR FOR BIOLINERX LTD. P.O. BOX 8016 CARY, NC 27512-9903

EVENT #

CLIENT #

↓ Please separate carefully at the perforation and return just this portion in the envelope provided. ↓

Annual General Meeting of Shareholders of

BIOLINERX LTD.

Date:          August 7, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

		For	Against	Abstain
1.
TO APPROVE the re-election of the following persons to the Board of Directors, each to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, or each to serve for staggered terms ending at the 2024, 2025 and 2026 annual general meetings of shareholders, if Proposal 3 is approved:

	a. Aharon Schwartz	☐	☐	☐
	b. Michael Anghel	☐	☐	☐
	c. B.J. Bormann	☐	☐	☐
	d. Raphael Hofstein	☐	☐	☐
	e. Sandra Panem	☐	☐	☐

		For	Against	Abstain
2.	TO APPROVE the grant of equity compensation to Philip Serlin, the Company’s Chief Executive Officer, as described in Proposal 2 of the Proxy Statement.	☐	☐	☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2)
		Yes ☐	No ☐

		For	Against	Abstain
3.
TO APPROVE certain amendments to the Company’s Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three classes with staggered three-year terms, as set forth on Appendix A to the Proxy Statement.

		☐	☐	☐
4.
TO APPROVE the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and for such additional period until the next annual general meeting, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.
		☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above